SIDLEY AUSTIN
SIDLEY

SIDLEY AUSTIN
LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

carrie.li@sidley.com
(852) 2509-7886

BEIJING GENEVA SAN FRANCISCO
BRUSSELS HONG KONG SHANGHAI
CHICAGO LONDON SINGAPORE
DALLAS LOS ANGELES TOKYO
FRANKFURT NEW YORK WASHINGTON, DC

FOUNDED 1866

Our Ref: 22277-00002


06013009

April 28, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

SUPPL

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find a press release which COSL is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Li

PROCESSED
MAY 0 2 2006
THOMSON FINANCIAL


SEC MAIL
RECEIVED
PROCESSING
MAY 0 2 2006
WASH. D.C.
199
SECTION

5/2

Partners | Balbir Bindra, Constance Choy, Eric Ho, Gloria Lam, Huanting Timothy Li
Consultants | Charles W. Allen, Ada Leung, Arun Nigam
Registered Foreign Lawyers | William O. Fifield (Texas)*, Dohyong Kim (New York)*, G. Matthew Sheridan (New York)*, Effie Vasilopoulos (Australia)*, Ben B. Hur (Korea)*, Jason T. Kuo (New York)*, Ming-Yung Lam (PRC)*

* *Partners of Sidley Austin LLP*
* *Foreign Legal Consultants*

HK1 348039v.1


COSL
China Oilfield Services Limited
中海油田服务股份有限公司
SEC MAIL PROCESSING
RECEIVED
2006
WASH. D.C.
199
SECTION



COSL Announces Unaudited Operational Data for the First Quarter of 2006

(27April 2006 – Hong Kong) China Oilfield Services Limited ("COSL" or the "Company"; stock code: 2883.HK) announced today its unaudited operational statistics for the three months ended 31 March 2006.

For the first quarter ended 31 March 2006, total number of operating days during the period was 1,113 day representing an increase of 50 days, or 4.7%, over that of the corresponding period in the previous year. Operating days for jack-up rigs increased 10.5%, or 88 days, over the same period of last year, whereas th for semi-submersibles decreased 17.0%, or 38 days, when compared with the corresponding period in 20C Such change in operating days was mainly attributable to the decrease in the number of maintenance day by 83 days for jack-up rigs and the increase in the number of maintenance days by 38 days for the upgrading of semi-submersibles, including the rig"NH6". As such, the average utilization rate in terms of calendar days reached 88.3%, a year-on-year growth of 3.9%. In terms of available days, average utilizatic rate increased 0.5% to 100%.

For its well workover business, the Company operated for 1,219 team·days, posting a decrease of 22.3% from 1,569 team·daysin the same period of 2005.

In January 2006, the Company successfully secured a drilling service agreement with Iran's North Drilling Company ("NDCO"), for participating in the strategic oil exploration management, repair and maintenance semi-submersible Alborz Rig in Block 6 of the Caspian Sea. The Company will provide a range of services including the appointment of senior management staff of the oil rig to participate in the testing and operational management of Alborz Rig and the provisionof training to local staff in Iran. The total amount o the contract is approximately US$33 million for three years.

NH6, the Company's semi-submersible rig, commenced towage at the end of March 2006 and had arrived the relevant sea areas in Australia.

As to COSL941, the Company's 400-feet jack-up rig which is currently under construction, the building ofthemain bodywas completed in the end of March. The project has entered into a new phase of commissioning and large-scale testing.

During the three months ended 31 March 2006, operating datum of well services in respect ofwhich the Company provided logging, drilling fluids, directional drilling, cementing and well completion services were 172, 94, 57, 56 and 332, respectively. Except for cementing service, which dropped by 8.2% over the sam period last year, each service segment achieved significant growth, with year-on-year increases of 20.3%,

19.0%, 46.2% and 33.9%,respectively.

The marine support and transportation services business of the Company operated for a total of 5,663 day during the period, posting an increase of 19 days or 0.3% over that of the corresponding period last year. The average utilization rate in terms of calendar days reached 92.5%, which is in line with that in 2005.

In respect of the Company'sgeophysical services, as three vessels conducted 2D seismic data operations Madagascar, Gulf of Guinea in West Africa and sea areas of Indonesia, the Company's collection and processing of 2D seismic data recorded impressive growth of 294.9% to reach 14,687 km during the perio in which data processing business surged 55.2%. With the Company's vessels focusing on 2D seismic dat operation, the collection and processing of 3D seismic data for the first quarter of 2006 decreased by 24.4 and 91.8%,respectively.

Mr. Yuan Guangyu, CEO and President of COSL, said, "The demand for exploration services in the offsho China and overseas regions remained strong with escalating oil price. Capitalizing on our precise development strategy, the Company's four business segments attained satisfactory performance. Based o the current operation scale and the overall market environment, we are optimistic aboutthe Company's annual results for the year."

Operational Performance Overview:

Drilling Activities	As at 31 March 2006	As at 31 March 2005	Change (%)
Operating Days (Days)	**1,113**	**1,063**	**4.7%**
Jack-up Rigs	927	839	10.5%
Semi-submersible Rigs	186	224	-17.0%
Utilization Rate (Available Day)	**100.0%**	**99.5%**	**0.5%**
Jack-up Rigs	100.0%	99.4%	0.6%
Semi-submersible Rigs	100.0%	100.0%	0.0%
Utilization Rate (Calendar Day)	**88.3%**	**84.4%**	**3.9%**
Jack-up Rigs	93.6%	84.7%	8.9%
Semi-submersible Rigs	68.9%	83.0%	-14.1%
Well workover (Team·Day)	**1,219**	**1,569**	**-22.3%**

Well Services	As at 31 March 2006	As at 31 March 2005	Change (%)
Logging (no. of jobs)	172	143	20.3%
Drilling Fluids (no. of wells)	94	79	19.0%
Directional Drilling (no. of jobs)	57	39	46.2%
Cementing (no. of wells)	56	61	-8.2%

Well Completion (no. of jobs)	332	248	33.9%

Marine Support and Transportation Services	As at 31 March 2006	As at 31 March 2005	Change (%)
Operating Days (Days)	**5,663**	**5,644**	**0.3%**
Standby vessels	3,235	3,236	0.0%
AHTS vessels	1,549	1,581	-2.0%
PSV vessels	540	622	-13.2%
Utility vessels	339	205	65.4%
Vessel Utilization Rate (Available Day)	**97.1%**	**97.6%**	**-0.5%**
Standby vessels	99.1%	99.0%	0.1%
AHTS vessels	96.7%	99.4%	-2.7%
PSV vessels	100.0%	98.7%	1.3%
Utility vessels	79.6%	70.2%	9.4%
Vessel Utilization Rate (Calendar Day)	**92.5%**	**92.2%**	**0.3%**
Standby vessels	94.6%	97.2%	-2.6%
AHTS vessels	90.6%	92.4%	-1.8%
PSV vessels	100.0%	98.7%	1.3%
Utility vessels	75.3%	45.6%	29.7%



® Copyright 2002-2005 ,China Oilfield Services Limited.

SIDLEY AUSTIN
SIDLEY

SIDLEY AUSTIN
LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

carrie.li@sidley.com
(852) 2509-7886

BEIJING GENEVA SAN FRANCISCO
BRUSSELS HONG KONG SHANGHAI
CHICAGO LONDON SINGAPORE
DALLAS LOS ANGELES TOKYO
FRANKFURT NEW YORK WASHINGTON, DC

FOUNDED 1866

Our Ref: 22277-00002

April 28, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find a press release which COSL is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,



Carrie Li


SEC MAIL
RECEIVED
PROCESSING
SECTION
WASH, D.C.
2006

Partners | Balbir Bindra, Constance Choy, Eric Ho, Gloria Lam, Huanting Timothy Li
Consultants | Charles W. Allen, Ada Leung, Arun Nigam
Registered Foreign Lawyers | William O. Fifield (Texas)*, Dohyong Kim (New York)*, G. Matthew Sheridan (New York)*, Effie Vasilopoulos (Australia)*, Ben B. Hur (Korea)*, Jason T. Kuo (New York)*, Ming-Yung Lam (PRC)*

* *Partners of Sidley Austin LLP*
* *Foreign Legal Consultants*

HK1 348039v.1

[For immediate release]


SEC MAIL
PROCESSING
RECEIVED
2006
WASH. D.C.
199
SECTION

COSL

CHINA OILFIELD SERVICES LIMITED
中海油田服務股份有限公司

COSL Announces Unaudited Operational Data for the First Quarter of 2006

(26 April 2006 – Hong Kong) China Oilfield Services Limited ("COSL" or the "Company"; stock code: 2883.HK) announced today its unaudited operational statistics for the three months ended 31 March 2006.

For the first quarter ended 31 March 2006, total number of operating days during the period was 1,113 days, representing an increase of 50 days, or 4.7%, over that of the corresponding period in the previous year. Operating days for jack-up rigs increased 10.5%, or 88 days, over the same period of last year, whereas that for semi-submersibles decreased 17.0%, or 38 days, when compared with the corresponding period in 2005. Such change in operating days was mainly attributable to the decrease in the number of maintenance days by 83 days for jack-up rigs and the increase in the number of maintenance days by 38 days for the upgrading of semi-submersibles, including the rig "NH6". As such, the average utilization rate in terms of calendar days reached 88.3%, a year-on-year growth of 3.9%. In terms of available days, average utilization rate increased 0.5% to 100%.

For its well workover business, the Company operated for 1,219 team • days, posting a decrease of 22.3% from 1,569 team • days in the same period of 2005.

In January 2006, the Company successfully secured a drilling service agreement with Iran's North Drilling Company ("NDCO"), for participating in the strategic oil exploration management, repair and maintenance of semi-submersible Alborz Rig in Block 6 of the Caspian Sea. The Company will provide a range of services, including the appointment of senior management staff of the oil rig to participate in the testing and operational management of Alborz Rig and the provision of training to local staff in Iran. The total amount of the contract is approximately US$33 million for three years.

NH6, the Company's semi-submersible rig, commenced towage at the end of March 2006 and had arrived at the relevant sea areas in Australia.

As to "COSL941", the Company's 400-feet jack-up rig which is currently under construction, the building of the main body was completed in the end of March. The project has entered into a new phase of commissioning and large-scale testing.

- Cont'd -

During the three months ended 31 March 2006, operating datum of well services in respect of which the Company provided logging, drilling fluids, directional drilling, cementing and well completion services were 172, 94, 57, 56 and 332, respectively. Except for cementing service, which dropped by 8.2% over the same period last year, each service segment achieved significant growth, with year-on-year increases of 20.3%, 19.0%, 46.2% and 33.9%, respectively.

The marine support and transportation services business of the Company operated for a total of 5,663 days during the period, posting an increase of 19 days or 0.3% over that of the corresponding period last year. The average utilization rate in terms of calendar days reached 92.5%, which is in line with that in 2005.

In respect of the Company's geophysical services, as three vessels conducted 2D seismic data operations at Madagascar, Gulf of Guinea in West Africa and sea areas of Indonesia, the Company's collection and processing of 2D seismic data recorded impressive growth of 294.9% to reach 14,687 km during the period, in which data processing business surged 55.2%. With the Company's vessels focusing on 2D seismic data operation, the collection and processing of 3D seismic data for the first quarter of 2006 decreased by 24.4% and 91.8%, respectively.

Mr. Yuan Guangyu, CEO and President of COSL, said, "The demand for exploration services in the offshore China and overseas regions remained strong with escalating oil price. Capitalizing on our precise development strategy, the Company's four business segments attained satisfactory performance. Based on the current operation scale and the overall market environment, we are optimistic about the Company's annual results for the year."

- Cont'd -

Operational Performance Overview:

Drilling Activities	As at 31 March 2006	As at 31 March 2005	Change (%)
Operating Days (Days)	**1,113**	**1,063**	**4.7%**
Jack-up Rigs	927	839	10.5%
Semi-submersible Rigs	186	224	-17.0%
Utilization Rate (Available Day)	**100.0%**	**99.5%**	**0.5%**
Jack-up Rigs	100.0%	99.4%	0.6%
Semi-submersible Rigs	100.0%	100.0%	0.0%
Utilization Rate (Calendar Day)	**88.3%**	**84.4%**	**3.9%**
Jack-up Rigs	93.6%	84.7%	8.9%
Semi-submersible Rigs	68.9%	83.0%	-14.1%
Well workover (Team • Day)	**1,219**	**1,569**	**-22.3%**

Well Services	As at 31 March 2006	As at 31 March 2005	Change (%)
Logging (no. of jobs)	172	143	20.3%
Drilling Fluids (no. of wells)	94	79	19.0%
Directional Drilling (no. of jobs)	57	39	46.2%
Cementing (no. of wells)	56	61	-8.2%
Well Completion (no. of jobs)	332	248	33.9%

- Cont'd -

Marine Support and Transportation Services	As at 31 March 2006	As at 31 March 2005	Change (%)
Operating Days (Days)	**5,663**	**5,644**	**0.3%**
Standby vessels	3,235	3,236	0.0%
AHTS vessels	1,549	1,581	-2.0%
PSV vessels	540	622	-13.2%
Utility vessels	339	205	65.4%
Vessel Utilization Rate (Available Day)	**97.1%**	**97.6%**	**-0.5%**
Standby vessels	99.1%	99.0%	0.1%
AHTS vessels	96.7%	99.4%	-2.7%
PSV vessels	100.0%	98.7%	1.3%
Utility vessels	79.6%	70.2%	9.4%
Vessel Utilization Rate (Calendar Day)	**92.5%**	**92.2%**	**0.3%**
Standby vessels	94.6%	97.2%	-2.6%
AHTS vessels	90.6%	92.4%	-1.8%
PSV vessels	100.0%	98.7%	1.3%
Utility vessels	75.3%	45.6%	29.7%

Geophysical Services	As at 31 March 2006	As at 31 March 2005	Change (%)
2D Seismic Data			
Data Collection (km)	14,687	3,719	294.9%
Data Processing (km)	357	230	55.2%
3D Seismic Data			
Data Collection (km^2)	597	790	-24.4%
Data Processing (km^2)	60	731	-91.8%

- End -

Background Information about the Company

China Oilfield Services Limited ("COSL" or the "Group", Stock code: 2883.HK), is the leading oilfield services provider in the offshore China market. COSL's services cover each phase of oil and gas exploration, development and production. Its four business segments include: drilling services, well services, marine support and transportation services, as well as geophysical services. COSL's shares have been listed on the Main Board of The Stock Exchange of Hong Kong Limited since 20 November 2002 and the stock code is 2883.HK. Effective from 26 March 2004, COSL's stocks can be traded by means of level I unlisted American Depositary Receipts ("ADRs") at OTC (over-the-counter) market in the United States. The ticker symbol is CHOLY.

For the year ended 31 December 2005, COSL's total revenue amounted to RMB4,788.8 million, representing an increase of 25.2% over the same period in the previous year. Net profit for the year surged 17.0% from RMB 701.7 million in 2004 to RMB 821.0 million in 2005. Income from the Company's principal operations and net profit increased by 19.3% and 31.7%, respectively on a compound basis from year 2001 to 2005.

As at 31 December 2005, COSL operated 14 drilling rigs, including 10 jack-ups and 3 semi-submersibles, and 1 rented jack-up. In addition, COSL owns and operates the largest and most diverse fleet of marine support and transportation vessels offshore China, including 68 vessels, 5 oil tankers and 1 chemical tanker. Moreover, COSL owns 7 seismic vessels, 4 geotech survey vessels and an array of modern facilities and equipment for logging, drilling fluids, directional drilling, cementing, well completion and well work-over services.

The majority of COSL's business is conducted offshore and onshore China, South East Asia, North and South America, the Middle East Asia, offshore Africa and offshore Europe. We are dedicated to providing premier qualified services, while adhering to the highest quality, health, safety and environmental standard. COSL has obtained ISM (International Safety Management) certifications. COSL also plans to obtain certifications under the ISO14000 environmental management standard as well as the OHSAS18000 occupational health and safety standard.

For further enquires, please contact:
Mr. Chen Weidong
Tel: 86-10-84521686
Email: chenwd@cnooc.com.cn

iPR Ogilvy Ltd
Natalie Tam/Antonia Au/ Katie Tsui
Tel: 2136 6182/ 2136 6176/ 2136 6955
Fax: 3170 6606
Email: natalie.tam@iprogilvy.com/ antonia.au@iprogilvy.com/
katie.tsui@iprogilvy.com